MEIDA  RELEASE  -  AGM 2006                                               PROGEN
CHAIRMAN'S ADDRESS                                            INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

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Good  Morning  Ladies  and  Gentlemen.  On  behalf of your board I would like to extend  a  warm  welcome  to  you  to  Progen's  11th  Annual  General  Meeting.

The year 2006 was marked by several advancements in our area of focus on the discovery and development of cancer therapeutics. We continued to further optimise the new class of drugs which we identified last year from our drug discovery program and we also announced the positive feedback from the Food and Drug Administration (FDA), regarding the advancement of our current PI-88 Phase II liver cancer trial to Phase III.

This year we also saw changes in our management with the appointment of Justus Homburg as our new CEO. Justus brings with him twenty years of Fortune 500 and small biotech experience in commercialising new technologies, strategic planning, strategic alliances, mergers & acquisitions, and general management. Justus has strong analytical and managerial skills. He has a leadership style driven on urgency to commercialise and innovate. His experience is an excellent fit with Progen's current and future direction. I would like to take this opportunity again to thank Lewis Lee for his leadership of the Company during his six years as CEO and his contribution to the scientific and commercial progress that was achieved under his leadership.


PHASE  III  LIVER  CANCER
In May this year we announced that we had received notification from the US FDA guiding the accelerated development of PI-88. The FDA recommended that we submit a Special Protocol Assessment (SPA) detailing the Phase III clinical development plan to support regulatory approval. As a result we will advance our current Phase II liver cancer program to Phase III reducing the development time frame of PI-88 by up to three years. Justus will discuss this in more detail in his presentation.

This week we also announced that we have had our end-of-Phase II manufacturing meeting with the FDA and that the appropriate chemistry, manufacturing and control (CMC) procedures have been put in place to progress PI-88 to Phase III clinical trials. Having held this meeting now avoids manufacturing delays in starting the Phase III trial and forms the basis for proceeding efficiently to submitting PI-88's CMC section of the NDA with the FDA.


OTHER  TRIALS
We also completed recruitment into two of our PI-88 Phase II trials: non small cell lung cancer and stage I of our liver cancer trial. The results from these two trials will be released as soon as the clinical data has been analysed. The recruitment for the lead-in stage for our metastatic melanoma trial was also completed. Recruitment onto our androgen independent prostate cancer trial continues.

PIPELINE  DIVERSIFICATION
Last year we announced that we had diversified our pipeline of products with the identification of potential classes of drugs from our drug discovery program.
This year we continued to optimise the compounds further and conduct more research in relevant disease


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MEIDA  RELEASE  -  AGM 2006                                               PROGEN
CHAIRMAN'S ADDRESS                                            INDUSTRIES LIMITED
                                                              ABN 82 010 975 612


models. Our aim is to select a lead compound for formal toxicity studies so as to pursue an Investigational New Drug (IND) for clinical trials starting in 2008.

In addition to our internal pipeline-generating efforts we continue to scan for potential drug candidates to in-licence. We are only interested in drug candidates that we can add value to through our expertise in drug development.

YEAR  AHEAD  AND  CONCLUSION
The year ahead will be an exciting one for Progen, with results to be announced on two PI-88 randomised Phase II trials: liver and lung cancer. Central to the year ahead is the outstanding PI-88 opportunity created by our historical PI-88 development efforts and the recent FDA guidance on how to progress PI-88 to registration. This combination has created a watershed for Progen, allowing us to accelerate making PI-88 available to cancer patients and create far more value for shareholders by taking this product further forward in development ourselves.

To our shareholders and stakeholders, I thank you for your support of the Company to date. Progen remains committed to deriving value from our technology by focusing on the discovery and commercialisation of new therapies that have the potential to improve the lives of those patients diagnosed with life-threatening diseases such as cancer.

I would now like to hand over to Justus, who will go into more detail on our achievements this year and the plans for the year ahead.


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